Exhibit 99.1

 COSTAMARE INC.
Condensed Consolidated Balance Sheets
As of December 31, 2021 and March 31, 2022
(Expressed in thousands of U.S. dollars)

	December 31, 2021	March 31, 2022
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents (Note 1)	$276,002	$407,523
Restricted cash (Note 1)	8,856	10,409
Accounts receivable, net (Note 3)	20,978	18,018
Inventories (Note 6)	21,365	20,150
Fair value of derivatives (Notes 19 and 20)	-	1,956
Insurance claims receivable	3,970	3,141
Time charter assumed (Note 13)	198	198
Accrued charter revenue (Note 13)	7,361	7,715
Short-term investments (Note 5)	-	19,992
Prepayments and other assets	8,595	11,505
Vessels held for sale (Note 7)	78,799	143,706
Total current assets	426,124	644,313
FIXED ASSETS, NET:
Right-of-use assets (Note 12)	191,303	189,393
Vessels and advances, net (Note 7)	3,650,192	3,592,345
Total fixed assets, net	3,841,495	3,781,738
OTHER NON-CURRENT ASSETS:
Equity method investments (Notes 2 and 10)	19,872	19,032
Accounts receivable, net, non-current (Note 3)	5,076	5,201
Deferred charges, net (Note 8)	31,859	32,852
Restricted cash, non-current (Note 1)	68,670	69,986
Time charter assumed, non-current (Note 13)	667	618
Accrued charter revenue, non-current (Note 13)	8,183	8,219
Fair value of derivatives, non-current (Notes 19 and 20)	3,429	17,530
Other non-current assets (Note 5)	1,666	-
Total assets	$4,407,041	$4,579,489
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 11)	$272,365	$324,617
Accounts payable	18,865	8,651
Due to related parties (Note 3)	1,694	3,726
Finance lease liabilities, net (Note 12)	16,676	16,723
Accrued liabilities	27,304	36,258
Unearned revenue (Note 13)	23,830	21,496
Fair value of derivatives (Notes 19 and 20)	6,876	2,969
Other current liabilities	2,417	4,642
Total current liabilities	370,027	419,082
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 11)	2,169,718	2,168,578
Finance lease liabilities, net of current portion (Note 12)	99,689	95,500
Fair value of derivatives, non-current portion (Notes 19 and 20)	7,841	7,701
Unearned revenue, net of current portion (Note 13)	33,867	34,411
Total non-current liabilities	2,311,115	2,306,190
COMMITMENTS AND CONTINGENCIES (Note 14)
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 15)	-	-
Common stock (Note 15)	12	12
Additional paid-in capital (Note 15)	1,386,636	1,392,699
Retained earnings	341,482	442,494
Accumulated other comprehensive income / (loss) (Notes 19 and 21)	(2,231)	19,012
Total stockholders’ equity	1,725,899	1,854,217
Total liabilities and stockholders’ equity	$4,407,041	$4,579,489

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

 COSTAMARE INC.
Unaudited Condensed Consolidated Statements of Income
For the three-month periods ended March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data)

	For the three-month period ended March 31,
	2021	2022
REVENUES:
Voyage revenue	$126,725	$268,010
EXPENSES:
Voyage expenses	(1,041)	(8,571)
Voyage expenses-related parties (Note 3)	(1,906)	(3,745)
Vessels’ operating expenses	(31,779)	(65,747)
General and administrative expenses	(1,310)	(2,632)
General and administrative expenses – related parties (Note 3)	(2,097)	(3,182)
Management fees-related parties (Note 3)	(5,476)	(10,867)
Amortization of dry-docking and special survey costs (Note 8)	(2,327)	(2,707)
Depreciation (Notes 7, 12 and 21)	(27,096)	(41,150)
Gain / (loss) on sale of vessels, net (Note 7)	(260)	17,798
Foreign exchange gains	149	110
Operating income	53,582	147,317
OTHER INCOME / (EXPENSES):
Interest income	367	14
Interest and finance costs (Note 17)	(16,107)	(25,130)
Income from equity method investments (Note 10)	3,991	288
Fair value measurement of equity securities (Note 5)	25,937	-
Other, net	1,488	475
Gain / (loss) on derivative instruments, net (Note 19)	(1,117)	73
Total other income / (expenses), net	14,559	(24,280)
Net Income	$68,141	$123,037
Earnings allocated to Preferred Stock (Note 16)	(7,595)	(7,595)
Net income available to Common Stockholders	60,546	115,442
Earnings per common share, basic and diluted (Note 16)	$0.49	$0.93
Weighted average number of shares, basic and diluted (Note 16)	122,384,052	124,150,337

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.
Unaudited Condensed Consolidated Statements of Comprehensive Income
For the three-month periods ended March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2021	2022
Net income for the period	$68,141	$123,037
Other comprehensive income:
Unrealized gain on cash flow hedges, net (Notes 5, 19 and 21)	2,892	21,228
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 21)	15	15
Other comprehensive income for the period	$2,907	$21,243
Total comprehensive income for the period	$71,048	$144,280

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.
Unaudited Condensed Consolidated Statements of Stockholders’ Equity
For the three-month periods ended March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series E)			Preferred Stock (Series D)			Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock
	# of shares	Par value		# of shares	Par value		# of shares	Par value	# of shares	Par value	# of shares	Par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings/ (Accumulated Deficit)	Total
BALANCE, January 1, 2021	4,574,100		$-	3,986,542		$-	3,973,135	$-	1,970,649	$-	122,160,638	$12	$1,366,486	$(7,957)	$(9,721)	$1,348,820
- Net income	-		-	-		-	-	-	-	-	-	-	-	-	68,141	68,141
- Issuance of common stock (Notes 3 and 15)	-		-	-		-	-	-	-	-	512,466	-	4,314	-	-	4,314
- Dividends – Common stock (Note 15)	-		-	-		-	-	-	-	-	-	-	-	-	(12,216)	(12,216)
- Dividends – Preferred stock (Note 15)	-		-	-		-	-	-	-	-	-	-	-	-	(7,767)	(7,767)
- Other comprehensive income	-		-	-		-	-	-	-	-	-	-	-	2,907	-	2,907
BALANCE, March 31, 2021	4,574,100		$-	3,986,542		$-	3,973,135	$-	1,970,649	$-	122,673,104	$12	$1,370,800	$(5,050)	$38,437	$1,404,199

BALANCE, January 1, 2022	4,574,100		$-	3,986,542		$-	3,973,135	$-	1,970,649	$-	123,985,104	$12	$1,386,636	$(2,231)	$341,482	$1,725,899
- Net income	-		-	-		-	-	-	-	-	-	-	-	-	123,037	123,037
- Issuance of common stock (Notes 3 and 15)	-		-	-		-	-	-	-	-	424,539	-	6,063	-	-	6,063
- Dividends – Common stock (Note 15)	-		-	-		-	-	-	-	-	-	-	-	-	(14,258)	(14,258)
- Dividends – Preferred stock (Note 15)	-		-	-		-	-	-	-	-	-	-	-	-	(7,767)	(7,767)
- Other comprehensive income	-	`	-	-	`	-	-	-	-	-	-	-	-	21,243	-	21,243
BALANCE, March 31, 2022	4,574,100		$-	3,986,542		$-	3,973,135	$-	1,970,649	$-	124,409,643	$12	$1,392,699	$19,012	$442,494	$1,854,217

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.
Unaudited Condensed Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2021	2022
Cash Flows From Operating Activities:
Net income:	$68,141	$123,037
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	27,096	41,150
Credit loss provision	(324)	-
Amortization of debt discount	(246)	-
Amortization and write-off of financing costs	1,246	2,239
Amortization of deferred dry-docking and special survey costs	2,327	2,707
Amortization of assumed time charter	-	49
Equity based payments	1,439	2,552
Fair value measurement of equity securities	(25,937)	-
(Gain) / Loss on derivative instruments, net	1,117	(73)
(Gain) / Loss on sale of vessels, net	260	(17,798)
Income from equity method investments	(3,991)	(288)
Changes in operating assets and liabilities:
Accounts receivable	21	2,835
Due from related parties	2,373	-
Inventories	(1,891)	1,215
Insurance claims receivable	(178)	560
Prepayments and other	3,254	(1,244)
Accounts payable	254	(10,214)
Due to related parties	264	2,032
Accrued liabilities	1,514	8,982
Unearned revenue	(1,584)	(5,536)
Other current liabilities	(793)	2,225
Dividend from equity method investees	-	1,114
Dry-dockings	(4,198)	(4,618)
Accrued charter revenue	1,032	3,357
Net Cash provided by Operating Activities	71,196	154,283
Cash Flows From Investing Activities:
Return of capital from equity method investments	-	14
Purchase of short-term investments	-	(19,983)
Debt securities capital redemption	394	-
Proceeds from the settlement of insurance claims	363	269
Cash acquired through asset acquisition	43,684	-
Vessel acquisition (and time charters) and advances/Additions to vessel cost	(142,992)	(49,586)
Proceeds from the sale of vessels, net	12,156	22,491
Net Cash used in Investing Activities	(86,395)	(46,795)
Cash Flows From Financing Activities:
Proceeds from long-term debt and finance leases	440,000	219,099
Repayment of long-term debt and finance leases	(358,387)	(171,195)
Payment of financing costs	(5,400)	(2,490)
Dividends paid	(17,109)	(18,512)
Net Cash provided by Financing Activities	59,104	26,902
Net increase in cash, cash equivalents and restricted cash	43,905	134,390
Cash, cash equivalents and restricted cash at beginning of the period	191,896	353,528
Cash, cash equivalents and restricted cash at end of the period	$235,801	$487,918
Supplemental Cash Information:
Cash paid during the period for interest, net of capitalized interest	$15,440	$18,802
Non-Cash Investing and Financing Activities:
Dividend reinvested in common stock of the Company	$2,874	$3,513

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare is organized under the laws of the Republic of the Marshall Islands.

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). During the three-month period ended March 31, 2022, the Company issued 149,600 shares to Costamare Shipping Services Ltd. (“Costamare Services”) (Note 3). On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 15). As of March 31, 2022, under the Plan, the Company has issued to its common stockholders 16,888,228 shares, in aggregate. As of March 31, 2022, the aggregate issued share capital was 124,409,643 common shares. At March 31, 2022, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 56.6% of the outstanding common shares, in the aggregate.

As of March 31, 2022, the Company owned and/or operated a fleet of 72 container vessels with a total carrying capacity of approximately 545,765 twenty-foot equivalent units (“TEU”) and 46 dry-bulk vessels with a total carrying capacity of approximately 2,493,468 of dead-weight tonnage (“DWT”), through wholly-owned subsidiaries. As of December 31, 2021, the Company owned and/or operated a fleet of 72 container vessels with a total carrying capacity of approximately 543,645 twenty-foot equivalent units (“TEU”) and 43 dry-bulk vessels with a total carrying capacity of approximately 2,320,750 of dead-weight tonnage (“DWT”), through wholly-owned subsidiaries. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators and since June 14, 2021, by chartering its dry bulk vessels to a diverse group of charterers (Note 3(d)).

At March 31, 2022, Costamare had 155 wholly-owned subsidiaries incorporated in the Republic of Liberia, 12 incorporated in the Republic of the Marshall Islands and one incorporated in the Republic of Cyprus.

Revenues for the three-month periods ended March 31, 2021 and 2022, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2021	2022
A	19%	13%
B	20%	19%
C	13%	9%
D	18%	8%
E	13%	7%
Total	83%	56%

The reconciliation of the cash, cash equivalents and restricted cash at the end of the three-month periods ended March 31, 2021 and 2022 is presented in the table below:

	2021	2022
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$174,488	$407,523
Restricted cash – current portion	5,848	10,409
Restricted cash – non-current portion	55,465	69,986
Total cash, cash equivalents and restricted cash	$235,801	$487,918

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 28, 2022.

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2022, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.

The outbreak of the COVID-19 virus has had a negative effect on the global economy and, during the first half of 2020, adversely impacted the international container shipping industry. From the onset of the outbreak through most of the second quarter of 2020, time charter rates for container vessels had a sizable drop. However, since June 2020, time charter rates across all sizes of container vessels have improved significantly due to the increased demand for containerized goods coupled with inefficiencies in the global supply chain caused by the pandemic. Similarly, the economic environment of the dry-bulk segment has improved during the year of 2021 and in the first quarter of 2022 due to the increase in the demand for commodities. The Company will continue to monitor the development of the COVID-19 pandemic and its potential direct or indirect negative effects on the containership and dry bulk markets and will provide further updates on the situation if market circumstances warrant it.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2021. There have been no material changes to these policies in the three-month period ended March 31, 2022, except for as discussed below:

Significant accounting policies:

(a)
Derivative instruments: In February 2022, the Company entered into a series of eight interest rate cap agreements with a facility counterparty, with a total notional amount of $54,784 to limit the maximum interest rate on the variable-rate debt of the term loan discussed in Note 11.A.24 and limit exposure to interest rate variability when three-month LIBOR exceeds 1.50%. The interest rate caps were accounted for as cash flow hedges because they are expected to be highly effective in hedging variable rate interest payments under the term loan discussed in Note 11.A.24. Changes in the fair value of the interest rate caps are reported within accumulated other comprehensive income. The interest rate caps mature within the period from July 2024 to October 2026.

(b)
Short-term investments: Short-term investments consist of U.S. Treasury Bills with maturities exceeding three months at the time of purchase and are stated at amortized cost, which approximates fair value.

New Accounting Pronouncements - Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in this Update apply to all entities that elect to apply the optional guidance in Topic 848. ASU 2020-04 and ASU 2021-10 can be adopted as of March 12, 2020 through December 31, 2022. As of March 31, 2022, the Company has not yet elected any optional expedients provided in the standard. The Company will apply the accounting relief as relevant contract and hedge accounting relationship modifications are made during the reference rate reform transition period. The Company will continue to evaluate the potential impact of adopting the standards on its consolidated financial statements.

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company wholly owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer. Costamare Shipping provides the Company with commercial, technical and other management services pursuant to a Framework Agreement dated November 2, 2015, as amended and restated on January 17, 2020 and as further amended and restated on June 28, 2021 (the “Framework Agreement”), and separate ship management agreements with the relevant vessel owning subsidiaries. The Company amended and restated the Framework Agreement in 2020 to allow Costamare Shipping to retain certain relevant payouts from insurance providers and in 2021 to allow Costamare Shipping to provide services in relation to other types of vessels (including dry bulk vessels), in addition to container vessels. Costamare Services, a company controlled by the Company’s Chairman and Chief Executive Officer and members of his family, provides, pursuant to a Services Agreement dated November 2, 2015 as amended and restated on June 28, 2021 (the “Services Agreement”), the Company’s vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company.

On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company’s Initial Public Offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of its common stock as fee compensation.

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services received (i) for each vessel a daily fee of $1.02 and $0.510 for any vessel subject to a bareboat charter, effective from January 1, 2022 (prior to that date the daily fee was $0.956 and $0.478 for any vessel subject to a bareboat charter), prorated for the calendar days the Company owned each vessel and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $840, effective from January 1, 2022 (prior to that date the flat fee was $787 for the construction of any newbuild vessel), for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee 1.25% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each vessel in the Company’s fleet and (iv) a quarterly fee of $625 plus the value of 149,600 shares which Costamare Services may elect to receive in kind. Fees under (i) and (ii) may be annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

The Company is able to terminate the Framework Agreement and/or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

In 2013, Costamare Shipping entered into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd. (“V.Ships Greece”), pursuant to which the two companies established a ship management cell (the “Cell”) under V.Ships Greece. The Cell provided management services to certain of the Company’s container vessels, pursuant to separate management agreements entered into between V.Ships Greece and the relevant vessel-owning subsidiary, for a daily management fee. The Cell also provided ship management services to third-party owners. Effective April 1, 2019, the Company terminated its agreement with Costamare Shipping, whereby Costamare Shipping passed to the Company the net profit, if any, it received pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping under the Framework Agreement. Following the termination of the Co-operation Agreement on October 16, 2020, V.Ships Greece continues to provide the same management services to the Company’s vessels (as well as to vessels acquired under the Framework Deed and to third party vessels). As at March 31, 2022, V.Ships Greece provided services to 66 Costamare vessels, of which 15 were subcontracted for certain management services to V.Ships (Shanghai) Limited.

Management fees charged by Costamare Shipping in the three-month periods ended March 31, 2021 and 2022, amounted to $5,476 and $10,867, respectively, and are included Management fees-related parties in the accompanying consolidated statements of income. In addition, Costamare Shipping and Costamare Services charged (i) $3,366 for the three-month period ended March 31, 2022 ($1,613 for the three-month period ended March 31, 2021), representing a fee of 1.25% on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statements of income, (ii) $625, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of income for the three-month period ended March 31, 2022 ($625 for the three-month period ended March 31, 2021) and (iii) $2,552, representing the fair value of 149,600 shares, which is included in General and administrative expenses - related parties in the accompanying consolidated statements of income for the three-month period ended March 31, 2022 ($1,439 for the three-month period ended March 31, 2021). Furthermore, in accordance with the management agreements with V.Ships Greece and the other third-party managers, V.Ships Greece and the other third-party managers have been provided with the amount of $75 and $50 per vessel as working capital security. As at December 31, 2021, it was $5,525 in aggregate, of which $5,075 is included in Accounts receivable, net, non-current and $450 in Accounts receivable, net in the accompanying 2021 consolidated balance sheet. As at March 31, 2022, it was $5,700 in aggregate, of which $5,200 is included in Accounts receivable, net, non-current and $500 in Accounts receivable, net in the accompanying 2022 consolidated balance sheet.

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the three-month periods ended March 31, 2021 and 2022, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed (Notes 9 and 10) the amounts of $788 and $438, respectively, for services provided in accordance with the respective management agreements. The balance due to Costamare Shipping at December 31, 2021 and March 31, 2022 amounted to $743 and $2,761, respectively, and is included in Due to related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at December 31, 2021 and March 31, 2022, amounted to $951 and $965, respectively, and is included in Due to related parties in the accompanying consolidated balance sheets.

(b) Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”): Shanghai Costamare, a company incorporated in the People’s Republic of China, controlled by the Company’s Chairman and Chief Executive Officer, provided certain vessel-owning subsidiaries with management services. Shanghai Costamare was not part of the consolidated group of the Company. On October 16, 2020, it was agreed that Shanghai Costamare would terminate operations and the owners of the 16 Company’s containerships that were managed by Shanghai Costamare on that date entered into ship managements agreements with V.Ships Greece, which subcontracted certain management services to V.Ships (Shanghai) Limited. The actual transfer of the management of 15 vessels was completed on December 31, 2020. On January 8, 2021, the management of the remaining vessel was fully taken over by V.Ships (Shanghai) Limited. There was no balance due from/to Shanghai Costamare at both December 31, 2021 and March 31, 2022.

(c) Blue Net Chartering GmbH & Co. KG (“BNC”) and Blue Net Asia Pte., Ltd. (“BNA”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, BNC, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all container vessels under its management (including container vessels owned by the Company). BNC provides exclusive charter brokerage services to containership owners. Under the charter brokerage services agreement as amended, each container vessel-owning subsidiary paid a fee of €9,413 for the years ended December 31, 2020 and 2021, in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of container vessels chartered on January 1, 2018, which remain chartered under the same charter party agreement in effect on January 1, 2018, the fee was €1,281 for the years ended December 31, 2020 and 2021. On March 29, 2021, four of the Company’s container vessels agreed to pay a daily brokerage commission of $0.165 per day to BNC in connection with charters arranged by it. During the three-month periods ended March 31, 2021 and 2022, BNC charged the ship-owning companies $111 and $196, respectively, which are included in Voyage expenses—related parties in the accompanying consolidated statements of income. BNC also provided chartering services to a revenue sharing pool (until 31 August 2021), which included one of the Company’s container vessels. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of five of the container vessels it manages, to pay to BNA, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by BNA for these five Company container vessels. During each of the three-month periods ended March 31, 2021 and 2022, BNA charged the ship-owning companies $182, which are included in Voyage expenses – related parties in the accompanying consolidated statements of income.

(d) Longshaw Maritime Investments S.A. (“Longshaw”): On June 14, 2021, the Company entered into a Shares Purchase Agreement (“SPA’’) with Longshaw, a related party entity controlled by the Company’s Chairman and Chief Executive Officer, Mr. Konstantinos Konstantakopoulos, for the acquisition of all of its equity interest in 16 companies, which had acquired or had agreed to acquire dry bulk vessels. The aggregate purchase price, which was paid by the Company on September 9, 2021, for the acquisition of these 16 companies was $54,491, in exchange for the net assets of the acquired companies, that amounted to $54,578. During the year ended December 31, 2021, all of the dry bulk vessels that were part of the acquisition, Builder, Pegasus, Adventure, Eracle, Peace, Sauvan, Pride, Alliance, Manzanillo, Acuity, Seabird, Aeolian, Comity, Athena, Farmer and Greneta (with an aggregate DWT of 932,329) were delivered to the Company. The acquisition has been accounted as a transaction between companies under common control and the excess of the carrying value of the net assets acquired above the purchase price agreed amounting to $86 was recorded as a capital contribution within additional paid in capital.

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(e) LC LAW Stylianou & Associates LLC (“LCLAW”): LCLAW is a law firm 100% owned by Lora Stylianou, who is the non-executive President of the Board of Directors of Costamare Participations Plc (Note 11.C), a wholly owned subsidiary of the Company. LCLAW provides legal services to Costamare Participations Plc. During the three-month period ended March 31, 2022, LCLAW charged Costamare Participations Plc $7 in total, of which (i) $5 are included in "General and Administrative Expenses - Related Parties" in the accompanying consolidated statements of income ($5 in total for the three-month period ended March 31, 2021). There was no balance due from/to LCLAW at both December 31, 2021 and March 31, 2022.

(f) Other related parties' transactions: On November 3, 2010, the Company and the Company’s Chairman and Chief Executive Officer, Mr. Konstantinos Konstantakopoulos, entered into a Restrictive Covenant Agreement (the "Original RCA"), pursuant to which the activities of Mr. Konstantakopoulos with respect to the container vessel sector, because of his capacity as a director or officer of the Company, were restricted. In July 2021, the Original RCA was amended and restated, and Mr. Konstantakopoulos agreed to similarly restrict his activities in the dry bulk sector.

4. Segmental Financial Information

Since June 14, 2021 (Note 3(d)), the Company has two reportable segments from which it derives its revenues: (1) container vessels segment and (2) dry bulk vessels segment. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different services. The container vessel business segment consists of transportation of containerized products through ownership and trading of container vessels. The dry bulk business segment consists of transportation of dry bulk cargoes through ownership and trading of dry bulk vessels.

The tables below present information about the Company’s reportable segments as of March 31, 2022, and for the three-month period then ended. The Company measures segment performance based on net income. Items included in the segment net income are allocated to the extent that the items are directly or indirectly attributable to the segments. With regards to the items that are allocated by indirect calculation, their allocations keys are defined on the basis of each segment’s drawing on key resources. The Other segment includes items that due to their nature are not allocated to any of the Company’s reportable segments. As of March 31, 2022 and for the three-month period then ended, Other segment includes equity method investments’ balances and income and short-term investments. Summarized financial information concerning each of the Company’s reportable segments is as follows:

As of March 31, 2022 and for the three-month period then ended
	Container vessels segment	Dry bulk vessels segment	Other	Total
Voyage revenue	$189,477	$78,533	$-	$268,010
Vessels’ operating expenses	(41,729)	(24,018)	-	(65,747)
Depreciation	(31,460)	(9,690)	-	(41,150)
Amortization of dry-docking and special survey costs	(2,584)	(123)	-	(2,707)
Gain on sale of vessels, net	17,798	-	-	17,798
Interest income	14	-	-	14
Interest and finance costs	(21,688)	(3,442)	-	(25,130)
Income from equity method investments	-	-	288	288
Net Income for the Period	$95,088	$27,661	$288	$123,037
Total Assets	$3,752,116	$788,349	$39,024	$4,579,489

5. Current Assets: Short-term investments / Non-current Assets: Debt Securities, Held to Maturity, and Other Non-Current Assets:

In 2014, Zim Integrated Services (“Zim”) agreed with its creditors, including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, to restructure its debt. Based on this agreement, the Company received Zim shares representing approximately 1.2% of the outstanding Zim shares immediately after the restructuring and $8,229 aggregate principal amount of unsecured interest-bearing Zim notes maturing in 2023 consisting of $1,452 of 3.0% Series 1 Notes due 2023 amortizing subject to available cash flows in accordance with a corporate mechanism and $6,777 of 5.0% Series 2 Notes due 2023 non-amortizing (of the 5% interest, 3% is payable quarterly in cash and 2% interest is accrued quarterly with deferred cash payment on maturity) in exchange for amounts owed by Zim to the Company under their charter agreements. The Company calculated the fair value of the instruments received from Zim based on the agreement discussed above, available information on Zim and other similar contracts with similar terms, maturities and interest rates, and recorded at fair value of $676 in relation to the Series 1 Notes, $3,567 in relation to the Series 2 Notes and $7,802 in relation to its equity participation in Zim. The difference between the aggregate fair value of the debt and equity securities received from Zim and the then net carrying value of the amounts due from Zim of $2,888 was written-off in 2014.

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The Company accounted on a quarterly basis, for the unwinding of the interest on the Series 1 and Series 2 Notes. During the three-month period ended March 31, 2021, the Company recorded $246 in relation to their unwinding, which is included in “Interest income” in the consolidated statements of income. The Company had classified such debt securities under Debt securities, held to maturity, since it had no intention to sell the securities in the near term. During the year ended December 31, 2016, the Company received $46 capital redemption of the Series 1 Notes, reducing the principal to $1,406. Additionally, on March 22, 2021, the Company received $394 capital redemption of the Series 1 Notes, reducing the principal to $1,012, as of that date. The Series 1 and Series 2 Zim Notes are carried at amortized cost in the accompanying consolidated balance sheet as at March 31, 2021 (Note 19(c)). These financial instruments were not measured at fair value on a recurring basis. The Company assessed the provisions of “ASC 326 Financial Instruments — Credit Losses” in relation to its Series 1 and Series 2 Notes securities and a Credit loss provision of $245 was calculated as of March 31, 2021 and as result a gain of $324 is included in Other, net in the 2021 consolidated statement of income. The remaining securities were fully redeemed in June 2021.

On January 28, 2021, Zim completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. Since then, the Company classified the equity securities of Zim that it owned at Fair Value through Net Income as the Company did not have the ability to exercise significant influence on matters at Zim, and there is readily available fair value for these securities. The Company recorded the subsequent changes in fair value in the consolidated statements of income based on the closing price of Zim ordinary shares on the New York Stock Exchange (NYSE) on each reporting date (Level 1 inputs of the fair value hierarchy). As of March 31, 2021, the Company owned 1,221,800 ordinary shares of Zim with a fair value of $29,738 based on the closing price of Zim ordinary shares on the NYSE on that date, separately reflected in Investments in equity securities under current assets in 2021 consolidated balance sheet. For the three months period ended March 31, 2021, the fair value measurement of investment in equity securities of $25,937 is separately reflected in the 2021 consolidated statement of income. During the year ended December 31, 2021, the Company sold its 1,221,800 ordinary shares of Zim and recorded a gain of $60,161. As of December 31, 2021, the Company did not hold any Zim securities.

During the three-month period ended March 31, 2022, the Company purchased zero-coupon US treasury bills (the “Bill”) with a face value of $20,000 at a price of $19,983. The Bill had a maturity exceeding three months at the time of purchase and is stated at amortized cost, which approximates its fair value.

6. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers, lubricants and spare parts on board the vessels.

7. Vessels and advances, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2022	$4,687,896	$(1,037,704)	$3,650,192
Depreciation	-	(39,289)	(39,289)
Vessel acquisitions, advances and other vessels’ costs	49,879	-	49,879
Vessel sales, transfers and other movements	(139,551)	71,114	(68,437)
Balance, March 31, 2022	$4,598,224	$(1,005,879)	$3,592,345

During the three-month period ended March 31, 2022, the Company acquired the secondhand container vessel Dyros with a TEU capacity of 4,578, and three secondhand dry bulk vessels, the Oracle (ex. Belstar), Libra (ex. Universal Bremen) and Norma (ex. Magda) with an aggregate DWT of 172,717.

During the three-month period ended March 31, 2021, the Company acquired container vessels Aries, Argus and Glen Canyon with an aggregate capacity of 18,626 TEU and took delivery of the 12,690 TEU newbuild container vessel YM Target.

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the three-month period ended March 31, 2021, the Company purchased the equity interest (in the range from 51% to 75%) held by funds managed and/or advised by York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) (Notes 9 and 10) in the companies owning the containerships Cape Akritas, Cape Tainaro, Cape Artemisio, Cape Kortia and Cape Sounio, with an aggregate capacity of 55,050 TEU, at an aggregate net consideration price of $88,854 after subtracting term loans of $302,193 (Note 11) assumed at the time of the acquisition. As a result, the Company acquired the controlling interest and became the sole shareholder of the vessel owning companies of the said five container vessels (Note 10). Any favorable or unfavorable lease terms associated with these vessels were recorded as an intangible asset or liability (“Time charter assumed”) at the time of the acquisition. The aggregate Time charter assumed, net, at the time of the acquisitions was a liability of $589, current and non-current portion (Note 13). Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.

During the three-month period ended March 31, 2021, the Company agreed to acquire the 2008-built secondhand container vessel Dyros, the 2009-built secondhand container vessels Gialova and Norfolk and the 2010-built secondhand container Androusa, with an aggregate capacity of 17,671 TEU.

During the year ended December 31, 2021, the Company ordered from a shipyard eight newbuild container vessels (four 12,690 TEU and four 15,000 TEU). On March 24, 2022, the Company served a notice of termination for two of the abovementioned shipbuilding contracts, for the construction of two container vessels of 12,690 TEU each. The six newbuild container vessels under contract are expected to be delivered in 2024, and upon delivery, they will commence long term charters with their charterers (Note 22(i)).

On February 14, 2022, the Company decided to make arrangements to sell the container vessels Sealand Washington and Maersk Kalamata and on March 30, 2022, the dry bulk vessel Thunder. At these dates, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the three vessels as “held for sale” were met. As of March 31, 2022, the amount of $69,174, separately reflected in Vessels held for sale in the March 31, 2022 consolidated balance sheet, represents the fair market value of the vessels based on the vessels’ estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The dry-bulk vessel Thunder is expected to be delivered to her new owners during the second quarter of 2022 (Note 22(h)), while the container vessels Sealand Washington and Maersk Kalamata are expected to be delivered to their new owners between the fourth quarter of 2022 and the first quarter of 2023.

On December 9, 2021, the Company decided to make arrangements to sell the container vessels Sealand Illinois, Sealand Michigan, York and Messini. At that date, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel as “held for sale” were met. As of December 31, 2021, the amount of $78,799 (including $3,742 transferred from Deferred charges, net), separately reflected in Vessels held for sale in the 2021 consolidated balance sheet, represents the aggregate carrying value of those vessels at the time that held for sale criteria were met on the basis that as of that date each vessel’s fair value less cost to sell exceeded each vessel’s carrying amount. Their fair value was based on the vessel’s estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The container vessels Sealand Illinois, Sealand Michigan and York are expected to be delivered to their new owners during the fourth quarter of 2022.During the three-month period ended March 31, 2022, the Company sold the container vessel Messini, which was held for sale at December 31, 2021 and recognized a gain of $17,798, which is separately reflected in Gain / (Loss) on sale of vessels, net in the accompanying consolidated statement of income for the three-month period ended March 31, 2022.

During the three-month period ended March 31, 2021, the Company sold the container vessel Halifax Express, which was held for sale at December 31, 2020 and recognized a loss of $260, which is separately reflected in Gain / (Loss) on sale of vessels, net in the accompanying consolidated statement of income for the three-month period ended March 31, 2021.

On March 24, 2021 and March 31, 2021, the Company decided to make arrangements to sell the container vessels Venetiko and Prosper, respectively. At these dates, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the two vessels as “held for sale” were met. As of March 31, 2021, the amount of $19,394, was included in Vessels held for sale in the March 31, 2021consolidated balance sheet, representing the fair market value of the two container vessels based on their estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). Both vessels were sold during the year ended December 31, 2021.

As of March 31, 2022, 101 of the Company’s vessels, with a total carrying value of $2,713,501, have been provided as collateral to secure the long-term debt discussed in Note 11. This excludes the four vessels under the sale and leaseback transactions described in Note 12, the five newbuild vessels YM Triumph, YM Truth, YM Totality, YM Target and YM Tiptop, the five vessels acquired in 2018 under the Share Purchase Agreement (Note 11.B) with York and three unencumbered vessels.

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

8. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2022	$31,859
Additions	4,618
Amortization	(2,707)
Write-off and other movements (Note 7)	(1,668)
Balance, March 31, 2022	$32,102

During the three-month period ended March 31, 2022, one vessel underwent and completed her special survey and one vessel was in the process of completing her special survey. During the three-month period ended March 31, 2021, one vessel underwent and completed her special survey and two were in process of completing their special surveys. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

9. Costamare Ventures Inc.:

On May 18, 2015, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), amended and restated the Framework Deed, which was further amended on June 12, 2018 (the “Framework Deed”) with York to invest jointly in the acquisition and construction of container vessels. Under the Framework Deed, the decisions regarding vessel acquisitions are made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue. The commitment period ended on May 15, 2020 and the termination of the Framework Deed will occur on May 15, 2024, or upon the occurrence of certain extraordinary events as described therein.

On termination and on the occurrence of certain extraordinary events, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. Costamare Shipping provides ship management and administrative services to the vessels acquired under the Framework Deed, with the right to subcontract to V.Ships Greece.

As at March 31, 2022, the Company holds 49% of the capital stock of six jointly-owned companies formed pursuant to the Framework Deed with York (Note 10). The Company accounts for the entities formed under the Framework Deed as equity investments.

10. Equity Method Investments:

The companies accounted for as equity method investments, all of which are incorporated in the Marshall Islands, are as follows:
Entity	Vessel	Participation % March 31, 2022	Date Established /Acquired
Steadman Maritime Co.	-	49%	July 1, 2013
Marchant Maritime Co. (*)	-	-	-
Horton Maritime Co. (*)	-	-	-
Smales Maritime Co.	-	49%	June 6, 2013
Geyer Maritime Co.	Arkadia	49%	May 18, 2015
Goodway Maritime Co.	Monemvasia	49%	September 22, 2015
Platt Maritime Co.	Polar Argentina	49%	May 18, 2015
Sykes Maritime Co.	Polar Brasil	49%	May 18, 2015

(*) Dissolved on June 21, 2021

During the three-month period ended March 31, 2022, the Company received, in the form of a special dividend, $1,128 from Steadman Maritime Co.

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the year ended December 31, 2021, Steadman Maritime Co. sold its vessel Ensenada and provided a special dividend to the Company amounting to $15,190. On March 22, 2021, March 24, 2021 and March 29, 2021, the Company entered into three share purchase agreements to acquire the ownership interest (in the range of 51% to 75%) held by by funds managed and/or advised by York in five jointly-owned companies, namely Ainsley Maritime Co. and Ambrose Maritime Co., Hyde Maritime Co. and Skerrett Maritime Co. and Kemp Maritime Co., which had been formed pursuant to the Framework Deed. At the date of the acquisition, the aggregate net value of assets and liabilities transferred to the Company amounted to $141,040. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations” whereas the cost consideration over proportionate cost of the net asset values acquired was proportionally allocated on a relative fair value basis to the net identifiable assets acquired (that is to the vessels and related time charters (Note 13)).

For the three-month periods ended March 31, 2021 and 2022, the Company recorded net income of $3,991 and $288, respectively, from equity method investments, which is separately reflected as Income from equity method investments in the accompanying consolidated statements of income.

The summarized combined financial information of the companies accounted for as equity method investment is as follows:

	December 31, 2021	March 31, 2022
Current assets	$12,468	$9,741
Non-current assets	92,770	94,429
Total assets	$105,238	$104,170

Current liabilities	$6,576	$8,516
Non-current liabilities	58,110	56,816
Total liabilities	$64,686	$65,332

	Three-month period ended March 31,
	2021	2022
Voyage revenue	$22,353	$4,868
Net income	$9,462	$588

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

11. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

Borrower(s)			December 31, 2021	March 31, 2022
A.	Term Loans:
	1.	Nerida Shipping Co.	9,975	9,525
	2.	Singleton Shipping Co. and Tatum Shipping Co.	37,600	36,800
	3.	Reddick Shipping Co. and Verandi Shipping Co.	-	-
	4.	Costamare. Inc.	30,188	29,188
	5.	Bastian Shipping Co. and Cadence Shipping Co.	98,000	94,200
	6.	Adele Shipping Co.	54,500	53,000
	7.	Costamare Inc.	123,990	121,100
	8.	Quentin Shipping Co. and Sander Shipping Co.	72,898	70,886
	9.	Costamare Inc.	24,554	-
	10.	Capetanissa Maritime Corporation et al.	56,500	51,188
	11.	Caravokyra Maritime Corporation et al.	54,400	52,600
	12.	Achilleas Maritime Corporation et al.	-	-
	13.	Kelsen Shipping Co.	4,050	4,050
	14.	Uriza Shipping S.A.	17,400	16,750
	15.	Berg Shipping Co.	11,660	11,380
	16.	Reddick Shipping Co. and Verandi Shipping Co.	14,900	13,700
	17.	Evantone Shipping Co. and Fortrose Shipping Co.	20,750	20,000
	18.	Ainsley Maritime Co. and Ambrose Maritime Co.	141,964	139,286
	19.	Hyde Maritime Co. and Skerrett Maritime Co.	138,519	135,692
	20.	Kemp Maritime Co.	70,350	68,800
	21.	Vernes Shipping Co.	12,650	12,200
	22.	Achilleas Maritime Corporation et al.	125,360	86,239
	23.	Novara et al.	63,833	73,105
	24.	Costamare Inc.	59,952	57,238
	25.	Costamare Inc.	80,228	78,345
	26.	Costamare Inc.	-	-
	27.	Costamare Inc.	79,348	26,694
	28.	Amoroto et al.	103,423	116,797
	29.	Costamare Inc.	-	-
	30.	Dattier Marine Corp et al.	43,480	41,923
	31.	Bernis Marine Corp. et al.	-	52,525
	32.	Costamare Inc.	-	56,700
	33.	Costamare Inc.	-	85,000
		Total Term Loans	$1,550,472	$1,614,911
B.	Other financing arrangements		803,589	791,241
C.	Unsecured Bond Loan		113,260	111,010
		Total long-term debt	$2,467,321	$2,517,162
		Less: Deferred financing costs	(25,238)	(23,967)
		Total long-term debt, net	2,442,083	2,493,195
		Less: Long-term debt current portion	(278,326)	(330,053)
		Add: Deferred financing costs, current portion	5,961	5,436
		Total long-term debt, non-current, net	$2,169,718	$2,168,578

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

A. Term Loans:

1. On August 1, 2017, Nerida Shipping Co. entered into a loan agreement with a bank for an amount of up to $17,625 for the purpose of financing general corporate purposes relating to Maersk Kowloon. On August 3, 2017 the Company drew the amount of $17,625. As of March 31, 2022, the outstanding balance of $9,525 is repayable in two equal quarterly installments of $450, from May 2022 to July 2022 and a balloon payment of $8,625 payable together with the last installment.

2. On July 17, 2018, Tatum Shipping Co. and Singleton Shipping Co. entered into a loan agreement with a bank for an amount of up to $48,000, for the purpose of financing general corporate purposes relating to the vessels Megalopolis and Marathopolis. The facility has been drawn down in two tranches on July 20, 2018 and August 2, 2018. As of March 31, 2022, the outstanding balance of Tranche A of $18,400 is repayable in 14 equal quarterly installments of $400, from April 2022 to June 2025 and a balloon payment of $12,800 payable together with the last installment. As of March 31, 2022, the outstanding balance of Tranche B of $18,400 is repayable in 14 equal quarterly installments of $400, from May 2022 to July 2025 and a balloon payment of $12,800 payable together with the last installment.

3. On October 26, 2018, Reddick Shipping Co. and Verandi Shipping Co., entered into a loan agreement with a bank for an amount of up to $25,000, for the purpose of financing general corporate purposes relating to the vessels Maersk Kleven and Maersk Kotka. The facility has been drawn down in two tranches on October 30, 2018. On March 24, 2021, the then outstanding balance of $14,020 was fully repaid.

4. On November 27, 2018, the Company entered into a loan agreement with a bank for an amount of $55,000 in order to refinance previously held loans. The facility has been drawn down in two tranches. Tranche A of $28,000 was drawn down on November 30, 2018 and Tranche B (the revolving part of the loan) of $27,000 was drawn down on December 11, 2018. During the year ended December 31, 2019 and following the sale of the vessels MSC Pylos, Sierra II, Reunion and Namibia II, the Company prepaid in aggregate, the amount of $10,615. On November 11, 2020, the Company drew down the amount of $5,803 under the revolving part of the loan and provided the vessel Scorpius (ex. JPO Scorpius) as additional security. As of March 31, 2022, the outstanding balance of Tranche A of $7,000 is repayable in seven equal quarterly installments of $1,000, from May 2022 to November 2023. As of March 31, 2022, the outstanding balance of Tranche B of $22,188 is payable in November 2023 (Note 22 (c)(iii)). As of March 31, 2022, the vessel Sealand Michigan was classified as “Vessel held for sale” (Note 7) and the then outstanding amount of $6,869 is included in the Current portion of long-term debt, net of deferred financing costs in the accompanying balance sheet.

5. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co., entered into a loan agreement with a bank for an amount of up to $136,000, for the purpose of financing the acquisition costs of MSC Ajaccio and MSC Amalfi (Note 12) and general corporate purposes relating to the two vessels. The facility was drawn down in two tranches on June 24, 2019. As of March 31, 2022, the aggregate outstanding balance of the two tranches of $94,200 is repayable in 21 variable quarterly installments, from June 2022 to June 2027 and a balloon payment per tranche of $14,400 payable together with the last installment.

6. On June 24, 2019, Adele Shipping Co. entered into a loan agreement with a bank for an amount of up to $68,000, for the purpose of financing the acquisition cost of MSC Azov (Note 12) and general corporate purposes relating to the vessel. The facility was drawn down on July 12, 2019. As of March 31, 2022, the outstanding balance of the loan of $53,000 is repayable in 18 equal quarterly installments of $1,500, from April 2022 to June 2026 and a balloon payment of $26,000 payable together with the last installment.

7. On June 28, 2019, the Company entered into a loan agreement with a bank for an amount of up to $150,000, in order to partially refinance two term loans. Vessels Value, Valence and Vantage were provided as security. The facility was drawn down in three tranches on July 15, 2019. As of March 31, 2022, the outstanding balance of each tranche of $40,367, is repayable in 14 equal quarterly installments of $963.3 from April 2022 to July 2025 and a balloon payment of $26,880, each payable together with the last installment.

8. On July 18, 2019, the Company entered into a loan agreement with a bank for an amount of up to $94,000, in order to partially refinance one term loan. Vessels Valor and Valiant were provided as security. The facility was drawn down in two tranches on July 24, 2019. As of March 31, 2022, the outstanding balance of each tranche of $35,443.2, is repayable in 14 equal quarterly installments of $1,005.7 from April 2022 to July 2025 and a balloon payment of $21,363.6 each payable together with the last installment.

9. On February 13, 2020, the Company entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Vulpecula, Volans, Virgo and Vela. On February 18, 2020, the Company drew down the amount of $30,000 in four tranches. On January 31, 2022, the then outstanding balance of $24,554 of the loan was fully repaid.

10. On April 24, 2020, Capetanissa Maritime Corporation, Christos Maritime Corporation, Costis Maritime Corporation, Joyner Carriers S.A. and Rena Maritime Corporation, entered into a loan agreement with a bank for an amount of up to $70,000, in order to refinance two term loans. The facility was drawn down on May 6, 2020. On March 8, 2022, the Company prepaid $3,062, due to the sale of vessel Messini (Note 7), on the then outstanding balance. As of March 31, 2022, the outstanding balance of $51,188 is repayable in 13 equal quarterly installments of $2,123 from May 2022 to May 2025 and a balloon payment of $23,589 payable together with the last installment (Note 22 (c)(iii)). As of March 31, 2022, the vessels York and Sealand Washington were classified as “Vessels held for sale” (Note 7) and the then aggregate outstanding amount of $17,706 is included in the Current portion of long-term debt, net of deferred financing costs in the accompanying balance sheet.

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

11. On May 29, 2020, Caravokyra Maritime Corporation, Costachille Maritime Corporation, Kalamata Shipping Corporation, Marina Maritime Corporation, Navarino Maritime Corporation and Merten Shipping Co., entered into a loan agreement with a bank for an amount of up to $70,000, in order to partly refinance one term loan. The facility was drawn down on June 4, 2020. As of March 31, 2022, the outstanding balance of $52,600 is repayable in 13 equal quarterly installments of $1,800 from June 2022 to June 2025 and a balloon payment of $29,200 payable together with the last installment (Note 22 (c)(iii)). As of March 31, 2022, the vessel Maersk Kalamata was classified as “Vessel held for sale” (Note 7) and the then outstanding amount of $6,690 is included in the Current portion of long-term debt, net of deferred financing costs in the accompanying balance sheet.

12. On June 11, 2020, Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Flow Shipping Co., Idris Shipping Co., Leroy Shipping Co., Lindner Shipping Co., Miko Shipping Co., Spedding Shipping Co., Takoulis Maritime Corporation and Timpson Shipping Co., entered into a loan agreement with a bank for an amount of up to $70,000, in order to partly refinance one term loan. The facility was drawn down on June 17, 2020. On September 10, 2020 and September 16, 2020, the Company prepaid $1,450 and $4,878, respectively due to the sale of vessels Zagora and Singapore Express (Note 7), on the then outstanding balance. On January 29, 2021 and May 21, 2021, the Company prepaid $4,861 and $1,012, respectively due to the sale of vessels Halifax Express and Prosper (Note 7), on the then outstanding balance. On June 4, 2021, the then outstanding balance of $50,105 of the loan was fully repaid.

13. On December 15, 2020, Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of $8,100, in order to partially refinance one term loan. The facility was drawn down on December 17, 2020. As of March 31, 2022, the outstanding balance of the loan of $4,050 is repayable in two equal semi-annual installments of $2,025, from June 2022 to December 2022.

14. On November 10, 2020, Uriza Shipping S.A. entered into a loan agreement with a bank for an amount of $20,000, in order to refinance one term loan. The facility was drawn down on November 12, 2020. As of March 31, 2022, the outstanding balance of the loan of $16,750 is repayable in 15 equal quarterly installments of $650, from May 2022 to November 2025 and a balloon payment of $7,000 payable together with the last installment (Note 22 (c)(iii)).

15. On January 27, 2021, Berg Shipping Co. entered into a loan agreement with a bank for an amount of $12,500, in order to finance the acquisition cost of the vessel Neokastro. The facility was drawn down on January 29, 2021. As of March 31, 2022, the outstanding balance of the loan of $11,380 is repayable in 16 equal quarterly installments of $280, from April 2022 to January 2026 and a balloon payment of $6,900 payable together with the last installment.

16. On March 16, 2021, Reddick Shipping Co. and Verandi Shipping Co. entered into a loan agreement with a bank for an amount of $18,500, in order to refinance one term loan and for general corporate purposes. The facility was drawn down in two tranches on March 23, 2021. As of March 31, 2022, the outstanding balance of each tranche of $6,850 is repayable in six equal quarterly installments of $600, from June 2022 to September 2023 and a balloon payment of $3,250 each payable together with the last installment.

17. On March 18, 2021, Evantone Shipping Co. and Fortrose Shipping Co. entered into a loan agreement with a bank for an amount of $23,000 for the purpose of financing general corporate purposes. The facility was drawn down on March 23, 2021. As of March 31, 2022, the outstanding balance of the loan of $20,000 is repayable in 16 equal quarterly installments of $750, from June 2022 to March 2026 and a balloon payment of $8,000 payable together with the last installment.

18. On March 19, 2021, Ainsley Maritime Co. and Ambrose Maritime Co. entered into a loan agreement with a bank for an amount of $150,000, in order to refinance two term loans (Note 7) and for general corporate purposes. The facility was drawn down in two tranches on March 24, 2021. As of March 31, 2022, the outstanding balance of each tranche of $69,642.9 is repayable in 36 equal quarterly installments of $1,339.3, from June 2022 to March 2031 and a balloon payment of $21,428.6 each payable together with the last installment.

19. On March 24, 2021, Hyde Maritime Co. and Skerrett Maritime Co. entered into a loan agreement with a bank for an amount of $147,000, in order to refinance two term loans (Note 7) and for general corporate purposes. The facility was drawn down in two tranches on March 26, 2021. As of March 31, 2022, the outstanding balance of Tranche A of $67,846.2 is repayable in 26 equal quarterly installments of $1,413.5, from June 2022 to September 2028 and a balloon payment of $31,096.2 each payable together with the last installment. As of March 31, 2022, the outstanding balance of Tranche B of $67,846.2 is repayable in 16 equal quarterly installments of $1,413.5, from June 2022 to March 2026 and a balloon payment of $45,230.8 each payable together with the last installment.

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

20. On March 29, 2021, Kemp Maritime Co. entered into a loan agreement with a bank for an amount of $75,000, in order to refinance one term loan (Note 7) and for general corporate purposes. The facility was drawn down on March 30, 2021. As of March 31, 2022, the outstanding balance of the loan of $68,800 is repayable in 28 variable quarterly installments from June 2022 to March 2029 and a balloon payment of $28,600 payable together with the last installment.

21. On March 29, 2021, Vernes Shipping Co. entered into a loan agreement with a bank for an amount of $14,000, in order to finance the acquisition cost of the vessel Glen Canyon (Note 7). The facility was drawn down on March 31, 2021. As of March 31, 2022, the outstanding balance of the loan of $12,200 is repayable in 16 equal quarterly installments of $450, from June 2022 to March 2026 and a balloon payment of $5,000 payable together with the last installment (Note 22 (c)(iii)).

22. On June 1, 2021, Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Lindner Shipping Co., Miko Shipping Co., Saval Shipping Co., Spedding Shipping Co., Tanera Shipping Co., Timpson Shipping Co. and Wester Shipping Co., entered into a loan agreement with a bank for an amount of up to $158,105, in order to partly refinance one term loan and to finance the acquisition cost of the vessels Porto Cheli, Porto Kagio and Porto Germeno. The facility was drawn down in four tranches. On June 4, 2021, the Refinancing tranche of $50,105 and Tranche C of $38,000 were drawn down, on June 7, 2021, Tranche A of $35,000 was drawn down and on June 24, 2021, Tranche B of $35,000 was drawn down. On August 12, 2021, the Company prepaid $7,395.1 due to the sale of vessel Venetiko (Note 7), on the then outstanding balance. On October 12, 2021 and October 25, 2021, the Company prepaid $6,531 and $6,136, respectively due to the sale of ZIM Shanghai and ZIM New York, on the then outstanding balance. As of March 31, 2022, the outstanding balance of Refinancing tranche of $25,239 is repayable in 17 equal quarterly installments of $1,391.5 payable from June 2022 to June 2026 and a balloon payment of $1,583.4, payable together with the last installment. As of March 31, 2022, the vessel Sealand Illinois was classified as “Vessel held for sale” (Note 7) and the then outstanding amount of $5,935.8 is included in the Current portion of long-term debt, net of deferred financing costs in the accompanying balance sheet. As of March 31, 2022, the outstanding balance of Tranche A of $30,500 is repayable in 17 equal quarterly installments of $1,500, from June 2022 to June 2026 and a balloon payment of $5,000 payable together with the last installment. As of March 31, 2022, the outstanding balance of Tranche B of $30,500 is repayable in 17 equal quarterly installments of $1,500, from June 2022 to June 2026 and a balloon payment of $5,000 payable together with the last installment. On February 1, 2022, the then outstanding balance of Tranche C of $34,730 was fully repaid.

23. On June 7, 2021, Novara Shipping Co., Finney Shipping Co., Alford Shipping Co. and Nisbet Shipping Co. entered into a loan agreement with a bank for an amount of up to $79,000, in order to finance the acquisition cost of the vessels Androusa, Norfolk, Gialova and Dyros (Note 7). The first two tranches of the facility of $22,500 each, were drawn on June 10, 2021, the third tranche of $22,500 was drawn on August 25, 2021, while the fourth tranche of $11,500 was drawn on January 18, 2022. As of March 31, 2022, the aggregate outstanding balance $40,680 of the first two tranches, is repayable in 13 variable quarterly installments from June 2022 to June 2025 and a balloon payment of $24,120 in the aggregate, payable together with the last installment. As of March 31, 2022, the outstanding balance of the third tranche of $20,925, is repayable in 14 variable quarterly installments from May 2022 to August 2025 with a balloon payment of $10,980, payable together with the last installment. As of March 31, 2022, the outstanding balance of the fourth tranche of $11,500, is repayable in 16 variable quarterly installments from April 2022 to January 2026 with a balloon payment of $4,692, payable together with the last installment.

24. On July 8, 2021, the Company entered into a loan agreement with a bank for an amount of up to $62,500, in order to finance the acquisition cost of the vessels Pegasus, Eracle, Peace, Sauvan, Pride, Acuity, Comity and Athena. An aggregate amount of $49,236.3, was drawn during July 2021, an amount of $7,300 was drawn in August 2021 and an amount of $5,963.8 was drawn in October 2021, to finance the acquisition of the eight vessels. As of March 31, 2022, the aggregate outstanding balance of $57,238 is repayable in variable quarterly installments from April 2022 to October 2026 with an aggregate balloon payment of $17,684.5 that is payable together with the respective last installments.

25. On July 9, 2021, the Company entered into a loan agreement with a bank for an amount of up to $81,500, in order to finance the acquisition cost of the vessels Builder, Adventure, Manzanillo, Alliance, Seabird, Aeolian, Farmer and Greneta. Five tranches of the facility with aggregate amount of $44,620 were drawn during July 2021 to finance the acquisition of the first five vessels, one tranche amounting to $12,480 was drawn in August 2021 to finance the acquisition of the vessel Aeolian, one tranche amounting to $13,250 was drawn in October 2021 to finance the acquisition of the vessel Farmer and one tranche amounting to $13,250 was drawn in December 2021 to finance the acquisition of the vessel Greneta. As of March 31, 2022, the aggregate outstanding balance of $78,345 is repayable in variable quarterly installments from April 2022 to December 2026 with an aggregate balloon payment of $43,850 that is payable together with the respective last installments.

26. On July 12, 2021, the Company entered into a revolving facility agreement for an amount of up to $24,500, for the purpose of financing general and working capital purposes. The amount of $24,500 was drawn down on July 15, 2021. On November 1, 2021, the Company fully prepaid the outstanding balance of $24,500.

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

27. On July 16, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $120,000, in order to finance the acquisition cost of the vessels Bernis, Verity, Dawn, Discovery, Clara, Serena, Parity, Taibo, Thunder, Rose, Equity and Curacao. Three tranches of the facility with an aggregate amount of $34,200 were drawn during July 2021, to finance the acquisition of the first three vessels, three tranches of the facility with an aggregate amount of $28,050 were drawn during August 2021, to finance the acquisition of the subsequent three vessels, three tranches of the facility with an aggregate amount of $27,600 were drawn during September 2021, to finance the acquisition of the subsequent three vessels and three last tranches of the facility with an aggregate amount of $30,100 were drawn during October 2021, to finance the acquisition of the last three vessels. On December 21, 2021, the Company prepaid the amount of $38,844 regarding the tranches of vessels Clara, Rose, Thunder and Equity (Note 11.A.30). On January 7, 2022, the Company prepaid the amount of $51,885 regarding the tranches of vessels Bernis, Verity, Dawn, Discovery and Parity (Note 11.A.31). As of March 31, 2022, the aggregate outstanding balance of $26,694 is repayable in variable quarterly installments from April 2022 to October 2026 with an aggregate balloon payment of $12,570 that is payable together with the respective last installments.

28. On July 27, 2021, Amoroto Marine Corp., Bermeo Marine Corp., Bermondi Marine Corp., Briande Marine Corp., Camarat Marine Corp., Camino Marine Corp., Canadel Marine Corp., Cogolin Marine Corp., Fruiz Marine Corp., Gajano Marine Corp., Gatika Marine Corp., Guernica Marine Corp., Laredo Marine Corp., Onton Marine Corp. and Solidate Marine Corp. amongst others, entered into a hunting license facility agreement with a bank for an amount of up to $125,000, in order to finance the acquisition cost of the vessels Progress, Merida, Miner, Uruguay, Resource, Konstantinos, Cetus (ex. Charm), Titan I, Bermondi, Orion, Merchia and Damon, as well as the acquisition of further vessels. Two tranches of the facility with an aggregate amount of $18,000 were drawn during August 2021 to finance the acquisition of the first two vessels, four tranches of the facility with an aggregate amount of $32,430 were drawn during September 2021 to finance the acquisition of the subsequent four vessels, one tranche of the facility with an aggregate amount of $7,347 were drawn during October 2021 to finance the acquisition of the vessel Cetus (ex. Charm), three tranches of the facility with an aggregate amount of $33,645 were drawn during November 2021 to finance the acquisition of the subsequent three vessels, one tranche of the facility with an amount of $14,100 was drawn in December 2021 to finance the acquisition of the subsequent one vessel and one tranche of the facility with an amount of $13,374 was drawn in January 2022 to the finance the acquisition of the last vessel. As of March 31, 2022, the aggregate outstanding balance of $116,797 is repayable in variable quarterly installments from April 2022 to January 2027 with an aggregate balloon payment of $60,705.7 that is payable together with the respective last installments.

29. On September 10, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $150,000 in order to finance part of the acquisition cost of dry-bulk vessels. No drawdown had occurred as of March 31, 2022 (Note 22(f)).

30. On December 10, 2021, Dattier Marine Corp., Dramont Marine Corp., Gassin Marine Corp. and Merle Marine Corp. entered into a loan agreement with a bank for an amount of up to $43,500, in order to refinance the term loan of the vessels Equity, Thunder, Rose and Clara. The facility was drawn down on December 20, 2021. As of March 31, 2022, the aggregate outstanding balance of $41,923 is repayable in variable quarterly installments from June 2022 to December 2026 with an aggregate balloon payment of $12,330 that is payable together with the respective last installments. As of March 31, 2022, the vessel Thunder was classified as “Vessel held for sale” (Note 7) and the then outstanding amount of $10,645 (Note 22 (e)(ii)) is included in the Current portion of long-term debt, net of deferred financing costs in the accompanying balance sheet.

31. On December 24, 2021, Bernis Marine Corp. Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. entered into a loan agreement with a bank for an amount of up to $55,000, in order to refinance the term loan of the vessels Bernis, Verity, Dawn, Discovery and Parity discussed in Note 11.A.27. On January 5, 2022, Bernis Marine Corp. Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. drew down the aggregate amount of $52,525, in order to refinance one term loan discussed in Note 11.A.27. As of March 31, 2022, the aggregate outstanding balance of $52,525 is repayable in 20 equal quarterly installments of $1,547, from April 2022 to January 2027 and a balloon payment of $21,583 payable together with the last installment.

32. On December 28, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $100,000 in order to finance the acquisition cost of the secondhand dry bulk vessels Pythias, Hydrus (ex. Egyptian Mike), Phoenix, Oracle and Libra (Note 7) and of other dry bulk vessels that the Company has not identified to date. During January 2022, the Company drew down the aggregate amount of $56,700. As of March 31, 2022, the aggregate outstanding balance of $56,700 is repayable in variable quarterly installments, from April 2022 to January 2028 with an aggregate balloon payment of $26,807.5 that is payable together with the respective last installments.

33. On January 26, 2022, the Company entered into a loan agreement with a bank for an amount of up to $85,000 in order to refinance the term loan discussed in Note 11.A.9, Tranche C of the term loan discussed in Note 11.A.22 and for general corporate purposes. On January 31, 2022, the Company drew down the amount of $85,000. As of March 31, 2022, the outstanding balance of $85,000 is repayable in 16 variable quarterly installments, from April 2022 to January 2026 and a balloon payment of $19,000 payable together with the last installment.

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 100% to 125%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

B. Other Financing Arrangements

1. In August 2018, the Company, through five wholly-owned subsidiaries, entered into five pre and post-delivery financing agreements with a financial institution for the five newbuild containerships (Note 7). The Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606, the advances paid for the vessels under construction are not derecognized and the amounts received are accounted for as financing arrangements. The financing arrangements bear fixed interest and the interest expense incurred for the year ended December 31, 2021 amounted to $465, in the aggregate, and is capitalized in “Vessels and advances, net” in the accompanying 2021 consolidated balance sheet. The total financial liability under these financing agreements is repayable in 121 monthly installments beginning upon vessel delivery date including the amount of purchase obligation at the end of the agreements. As of March 31, 2022 and following the delivery of the five newbuilds (Note 7), the aggregate outstanding amount of their financing arrangements is repayable in various installments from April 2022 to May 2031 including the amount of purchase obligation at the end of each financing agreement. The financing arrangements bear fixed interest and for the three-month period ended March 31, 2022, the interest expense incurred amounted to $4,473, in aggregate, ($3,345 for the three-month period ended March 31, 2021) and is included in Interest and finance costs in the accompanying 2022 consolidated statement of income.

2. On November 12, 2018, the Company entered into a Share Purchase Agreement with York. As at that date, the Company assumed the financing agreements that the five ship-owning companies had entered into for their vessels along with the obligation to pay the remaining part of the consideration under the provisions of the Share Purchase Agreement within the next 18 months from the date of the transaction. According to the financing arrangements, the Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606 and ASC 840 the assumed financial liability is accounted for as a financing arrangement. The amount payable to York has been accounted for under ASC 480-Distinguishing liabilities from equity and has been measured under ASC 835-30- Imputation of interest in accordance with the interest method. On May 12, 2020, the outstanding amount of the Company’s obligation to York was fully repaid. As at March 31, 2022, the aggregate outstanding amount of the five financing arrangements (Note 22 (c)(iii)) is repayable in various installments from April 2022 to October 2028 and a balloon payment for each of the five financing arrangements of $32,022, payable together with the last installment. The financing arrangements bear fixed interest and for the three-month period ended March 31, 2022, the interest expense incurred amounted to $4,377 ($4,915 for the three-month period ended March 31, 2021), in aggregate, and is included in Interest and finance costs in the accompanying consolidated statements of income.

As of March 31, 2022, the aggregate outstanding balance of the financing arrangements under (1) and (2) above was $791,241.

C. Unsecured Bond Loan (“Bond Loan”)

In May 2021, the Company, through its wholly owned subsidiary, Costamare Participations Plc (the “Issuer”), issued €100,000 of unsecured bonds to investors (the “Bond Loan”) and listed the bonds on the Athens Exchange. The Bond Loan will mature in May 2026 and carries a coupon of 2.70%, payable semiannually. The bond offering was completed on May 25, 2021. The trading of the Bonds on the Athens Exchange commenced on May 26, 2021. The net proceeds of the offering are intended to be used for the repayment of indebtedness, vessel acquisitions and working capital purposes.

The Bond Loan can be called in part (pro-rata) or in full by Costamare Participations Plc on any coupon payment date, after the second anniversary and until 6 months prior to maturity. If the Bond Loan is redeemed (in part or in full) on i) the 5th and/or  6th coupon payment date, bondholders will receive a premium of 1.5% on the nominal amount of the bond redeemed, ii) the 7th and/or  8th coupon payment date, bondholders will receive a premium of 0.5% on the nominal amount of the bond redeemed; no premium shall be paid for a redemption occurring on the 9th coupon payment date. In case there is a material change in the tax treatment of the Bond Loan for Costamare Participations Plc, then the Issuer has the right, at any time, to fully prepay the Bond Loan without paying any premium. The Issuer can exercise the early redemption right in part, one or more times, by pre-paying each time a nominal amount of bonds equal to at least €10,000, provided that the remaining nominal amount of the bonds after the early redemption is not lower than €50,000.

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

As of March 31, 2022, the outstanding balance of the bond amounted to $111,010. For the three-month period ended March 31, 2022, the interest expense incurred amounted to $749 and is included in Interest and finance costs in the accompanying consolidated statements of income.

The annual repayments under the Term Loans, Other Financing Arrangements and Unsecured bond after March 31, 2022, giving effect to the term loans discussed in Notes 11.A.4, 11.A.10, 11.A.11, 11.A.22 and 11.A.30, are in the aggregate as follows:

Year ending December 31,	Amount
2022	$255,784
2023	281,907
2024	226,976
2025	435,800
2026	495,873
2027 and thereafter	820,822
Total	$2,517,162

The interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of interest rate swaps) as at December 31, 2021 and March 31, 2022, was in the range 1.82% - 4.80% and 1.91% - 4.78%, respectively. The weighted average interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of interest rate swaps) as at December 31, 2021 and March 31, 2022, was 3.3% and 3.4%, respectively.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate swaps (discussed in Notes 17 and 19) and capitalized interest for the three-month periods ended March 31, 2021 and 2022, amounted to $13,838 and $21,331, respectively. Of the above amounts, $13,519 and $21,331, are included in Interest and finance costs in the accompanying consolidated statements of income for the three-month periods ended March 31, 2021 and 2022, respectively, whereas in 2021 an amount $319 is capitalized and included in Vessels and Advances, net in the consolidated balance sheet as of March 31, 2021.

D. Financing Costs

The amounts of financing costs included in the loan balances and finance lease liabilities (Note 12) are as follows:

Balance, January 1, 2022	$25,716
Additions	1,606
Amortization and write-off	(2,236)
Transfers and other movements	64
Balance, March 31, 2022	$25,150
Less: Current portion of financing costs	(5,436)
Financing costs, non-current portion	$19,714

Financing costs represent legal fees and fees paid to the lenders for the conclusion of the Company’s financing. The amortization and write-off of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income (Note 17).

12. Right-of-Use Assets and Finance Lease Liabilities:

Between January and April 2014, the Company took delivery of the newbuild container vessels MSC Azov, MSC Ajaccio and MSC Amalfi. Upon the delivery of each vessel, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to these vessels by entering into a ten-year sale and leaseback transaction for each container vessel. The shipbuilding contracts were novated to the financial institution for an amount of $85,572 each. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co. signed a loan agreement with a bank for the purpose of financing the acquisition costs of the MSC Ajaccio and the MSC Amalfi (Note 11.A.5). On July 12, 2019 and July 15, 2019, the two above-mentioned subsidiaries repaid the then outstanding lease liability of the two container vessels.

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On June 24, 2019, Adele Shipping Co. signed a loan agreement with a bank for the purpose of financing the acquisition cost of the MSC Azov (Note 11.A.6). On July 12, 2019, the Company drew down the amount of $68,000 and on July 18, 2019 the above-mentioned subsidiary repaid the then outstanding lease liability of the container vessel.

On July 6, 2016 and July 15, 2016, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to the container vessels MSC Athos and the MSC Athens, by entering into a seven-year sale and leaseback transaction for each vessel. In May 2019, a supplemental agreement was signed to the existing sale and leaseback facility with the financial institution for an additional amount of up to $12,000 in order to finance the installation of scrubbers on the containerships MSC Athens and MSC Athos. In September 2020, after the completion of the scrubber installation on the two vessels, the Company drew down the amount of $12,000 and the repayment of the outstanding liability was extended up to 2026.

On June 19, 2017, the Company entered into two seven-year sale and leaseback transactions with a financial institution for the container vessels Leonidio and Kyparissia.

The sale and leaseback transactions were classified as finance leases. As the fair value of each vessel sold was in excess of its carrying amount, the difference between the sale proceeds and the carrying amount was classified as prepaid lease rentals or as unearned revenue.

At January 1, 2019, as a result of the adoption of ASC 842 Leases, the balance of Prepaid lease rentals of $42,919 and Deferred gain, net, amounted to $3,557, were reclassified to Right-of-Use assets.

The total value of the vessels, at the inception of the finance lease transactions, was $452,564, in the aggregate. The depreciation charged during the three-month periods ended March 31, 2021 and 2022, amounted to $1,846, and $1,846, respectively, and is included in Depreciation in the accompanying consolidated statements of income. As of December 31, 2021, and March 31, 2022, accumulated depreciation amounted to $35,220 and $37,066, respectively, and is included in Right-of-use assets, in the accompanying consolidated balance sheets. As of December 31, 2021, and March 31, 2022, the net book value of the vessels amounted to $191,303 and $189,393, respectively, and is separately reflected as Right-of-use assets, in the accompanying consolidated balance sheets.

The finance lease liabilities amounting to $112,656 as at March 31, 2022 are scheduled to expire through 2026 and include a purchase option to repurchase the vessels at any time during the charter period and an obligation to repurchase the vessels at the end of the charter period (Note 22 (c)(iii)). Total interest expenses incurred on finance leases, for the three-month periods ended March 31, 2021 and 2022, amounted to $1,222 and $1,075, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of income. Finance lease liabilities of MSC Athos and MSC Athens bear interest at LIBOR plus a spread, which is not included in the annual lease payments table below.

The annual lease payments under the finance leases after March 31, 2022, are in the aggregate as follows:

Year ending December 31,	Amount
2022	$13,717
2023	18,267
2024	37,157
2025	13,376
2026	33,344
Total	$115,861
Less: Amount of interest (Leonidio and Kyparissia)	(3,205)
Total lease payments	$112,656
Less: Financing costs, net	(433)
Total lease payments, net	$112,223

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The total finance lease liabilities, net of related financing costs, are presented in the accompanying December 31, 2021 and March 31, 2022 consolidated balance sheet as follows:

	December 31, 2021	March 31, 2022
Finance lease liabilities – current	$16,858	$16,901
Less: current portion of financing costs	(182)	(178)
Finance lease liabilities – non-current	99,985	95,755
Less: non-current portion of financing costs	(296)	(255)
Total	$116,365	$112,223

13. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current and Time Charter Assumed, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2021 and March 31 2022, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

As at December 31, 2021, the net accrued charter revenue, totaling ($22,980), comprises of $7,361 separately reflected in Current assets, $8,183 separately reflected in Non-current assets, and ($38,524) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2021 balance sheet. As at March 31, 2022, the net accrued charter revenue, totaling ($26,337), comprises of $7,715 separately reflected in Current assets, $8,219 separately reflected in Non-current assets, and ($42,271) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

Year ending December 31,	Amount
2022	$(254)
2023	(1,729)
2024	(11,711)
2025	(10,317)
2026 and thereafter	(2,326)
Total	$(26,337)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2021 and  March 31, 2022, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) the unamortized balance of the Time charter assumed liability associated with the acquisition of four out of the five vessels discussed in Notes 7 and 10, with charter parties assumed at values below their fair market value at the date of delivery of the vessels. During the year ended December 31, 2021 and the three-month period ended March 31, 2022, the amortization of the liability amounted to $621 and nil, respectively, and is included in Voyage revenue in the accompanying consolidated statement of income.

	December 31, 2021	March 31, 2022
Hires collected in advance	$19,173	$13,636
Charter revenue resulting from varying charter rates	38,524	42,271
Total	$57,697	$55,907
Less current portion	(23,830)	(21,496)
Non-current portion	$33,867	$34,411

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) Time Charter Assumed, Current and Non-Current: On November 12, 2018, the Company purchased the 60% equity interest it did not previously own, in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus. Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 7.4 years. On March 29, 2021, the Company purchased the 51% equity interest it did not previously own, in the company owning the containership Cape Artemisio (Note 10). Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 4.3 years. As of December 31, 2021, and March 31, 2022, the aggregate balance of time charter assumed (current and non-current) was $865 and $816, respectively, and is separately reflected in the accompanying consolidated balance sheets. During the three-month periods ended March 31, 2021 and 2022, the amortization expense of Time charter assumed amounted to $47 and $49, respectively, and is included in Voyage revenue in the accompanying consolidated statements of income.

14. Commitments and Contingencies

a) Time charters: As of March 31, 2022, future minimum contractual time charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

Year ending December 31,	Amount
2022	$617,427
2023	779,044
2024	705,932
2025	511,878
2026	283,862
2027 and thereafter	479,904
Total	$3,378,047

The above calculation includes the time charter arrangements of the Company’s vessels in operation as at March 31, 2022, but excludes the time charter arrangements of: 22 dry bulk vessels in operation for which their time charter rate is index-linked, six container vessels under contract (Note 7) and four dry bulk vessels for which the Company had not secured employment as of March 31, 2022. These arrangements as at March 31, 2022, have remaining terms of up to 114 months.

(b) Capital Commitments: Capital commitments of the Company as of March 31, 2022 were $0.6 billion in the aggregate, consisting of payments through the Company’s equity in relation to the six container vessels under contract discussed in Note 7 (Note 22(i)).

(c) Debt guarantees with respect to entities formed under the Framework Deed: As of March 31, 2022, and following the transaction with York discussed in Note 7, Costamare does not guarantee any loan with respect to entities formed under the Framework Deed.

(d) Other: Various claims, suits, and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents or suppliers relating to the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or of any contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities not covered by insurance which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

15. Common Stock and Additional Paid-In Capital:

(a) Common Stock: During each of the three-month periods ended March 31, 2021 and 2022, the Company issued 149,600 shares at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the three-month period ended March 31, 2022.

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in the Company’s common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the year ended December 31, 2021, the Company issued 1,226,066 shares, respectively, at par value of $0.0001 to its common stockholders, at an average price of $10.3224 per share. During the three-month period ended March 31, 2022, the Company issued 274,939 shares, respectively, at par value of $0.0001 to its common stockholders, at an average price of $13.3966 per share.

On November 30, 2021, the Company approved a share repurchase program of up to a maximum $150,000 of its common shares and up to $150,000 of its preferred shares. The timing of repurchases and the exact number of shares to be purchased will be determined by the Company’s management, in its discretion (Note 22(g)).

As of March 31, 2022, the aggregate issued share capital was 124,409,643 common shares at par value of $0.0001.

(b) Preferred Stock: During the year ended December 31, 2020, the Company repurchased and retired 95,574 preferred shares of all classes in the aggregate, at an average price of $17.63 per share. The face value of the preferred shares was cleared from Additional Paid-in Capital while the gain from this transaction, resulting as the difference between the fair value of the consideration paid and the carrying value of the preferred stock, was posted to retained earnings and added to net income to arrive at income available to common stockholders in the calculation of the earnings per share for the period (Note 16).

(c) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013, January 2014, May 2015, December 2016, May 2017 and January 2018 and the net proceeds received from the issuance of such shares excluding the shares bought back during the year ended December 31, 2020, (iii) the difference between the par value and the fair value of the shares issued to Costamare Shipping and Costamare Services (Note 3),(iv) the difference between the par value of the shares issued under the Plan and (v) the capital contribution resulted from the common control transaction with Longshaw (Note 3).

(d) Dividends declared and / or paid: During the three-month period ended March 31, 2021, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid $9,342 in cash and issued 362,866 shares pursuant to the Plan for the fourth quarter of 2020. During the three-month period ended March 31, 2022, the Company declared and paid to its common stockholders $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $10,745 in cash and issued 274,939 shares pursuant to the Plan for the fourth quarter of 2021.

During the three-month period ended March 31, 2021, the Company declared and paid to its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2020 to January 14, 2021. During the three-month period ended March 31, 2022, the Company declared and paid to its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2021 to January 14, 2022.

During the three-month period ended March 31, 2021, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2020 to January 14, 2021. During the three-month period ended March 31, 2022, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2021 to January 14, 2022

During the three-month period ended March 31, 2021, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2020 to January 14, 2021. During the three-month period ended March 31, 2022, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2021 to January 14, 2022.

During the three-month period ended March 31, 2021, the Company declared and paid to its holders of Series E Preferred Stock (i) $2,537, or $0.554688 per share for the period from October 15, 2020 to January 14, 2021. During the three-month period ended March 31, 2022, the Company declared and paid to its holders of Series E Preferred Stock (i) $2,537, or $0.554688 per share for the period from October 15, 2021 to January 14, 2022.

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

16. Earnings per share

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock during each of the three-month periods ended March 31, 2021 and 2022, amounted to $7,595.

	For the three-month period ended March 31,
	2021	2022
	Basic EPS	Basic EPS
Net income	$68,141	$123,037
Less: paid and accrued earnings allocated to Preferred Stock	(7,595)	(7,595)
Net income available to common stockholders	60,546	115,442
Weighted average number of common shares, basic and diluted	122,384,052	124,150,337
Earnings per common share, basic and diluted	$0.49	$0.93

17. Interest and Finance Costs:

The interest and finance costs in the accompanying consolidated statements of income are as follows:

	For the three-month period ended March 31,
	2021	2022
Interest expense	$14,330	$20,662
Interest capitalized	(319)	-
Swap effect	730	1,744
Amortization and write-off of financing costs	1,246	2,240
Bank charges and other financing costs	120	484
Total	$16,107	$25,130

18. Taxes:

Under the laws of the countries of incorporation for the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

The vessel-owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation the relevant vessel-owning companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended.

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

19. Derivatives:

(a) Interest rate and Cross-currency swaps and interest rate caps that meet the criteria for hedge accounting: The Company manages its exposure to floating interest rates and foreign currencies by entering into interest rate and cross-currency rate swap agreements with varying start and maturity dates.

The interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation at the inception of the hedging relationship, as required by ASC 815, following the adoption of ASU 2017-12, these interest rate swaps qualified for hedge accounting. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in Interest and finance cost. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Loss on derivative instruments.

In February 2022, the Company entered into a series of eight interest rate cap agreements with a facility counterparty relating to the loan discussed in Note 11.A.24, with a total notional amount of $54,784 to limit the maximum interest rate on the variable-rate debt of the loan discussed in Note 11.A.24 and limit exposure to interest rate variability when three-month LIBOR exceeds 1.50%. The interest rate caps were accounted for as cash flow hedges because they are expected to be highly effective in hedging variable rate interest payments under the loan discussed in Note 11.A.24. Changes in the fair value of the interest rate caps are reported within Accumulated other comprehensive income. The interest rate caps mature during the period from July 2024 to October 2026. The fair value of these interest rate cap derivative instruments outstanding as at March 31, 2022 amounted to an asset of $1,761, and is included in the Fair value of derivatives current and non-current in the accompanying March 31, 2022 consolidated balance sheets.

During the year ended December 31, 2021, the Company entered into three interest rate swap agreements with an aggregate notional amount of $225,000, which met hedge accounting criteria according to ASC 815. Furthermore, during the year ended December 31, 2021, the Company entered into two cross-currency swap agreements, which converted the Company’s variability of the interest and principal payments in Euro into USD functional currency cash flows with respect to the Unsecured Bond (Note 11(c)), in order to hedge its exposure to fluctuations deriving from Euro. The two cross-currency swaps are designated as cash flow hedging Instruments for accounting purposes.

As of March 31, 2022, the notional amount of the two cross-currency swaps was $122,375 in the aggregate. The principal terms of the two cross-currency swap agreements are as follows:

Effective date	Termination date	Notional amount (Non-amortizing) on effective date in Euro	Notional amount (Non-amortizing) on effective date in USD	Fixed rate (Costamare receives in Euro)	Fixed rate (Costamare pays in USD)	Fair value March 31, 2022 (in USD)

21/5/2021	21/11/2025	50,000	61,175	2.70%	4.10%	(5,213)
25/5/2021	21/11/2025	50,000	61,200	2.70%	4.05%	(5,114)

Total fair value						(10,327)

At December 31, 2021 and March 31, 2022, the Company had interest rate swap agreements, cross-currency rate swap agreements and interest rate cap agreements with an outstanding notional amount of $569,177 and $595,631 respectively. The fair value of these derivatives outstanding as at December 31, 2021 and March 31, 2022 amounted to a liability of $10,882 and an asset of $9,054, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these derivatives range between April 2022 and March 2031.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swaps amounts to $743.

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of March 31, 2022, the Company did not hold any interest rate swaps that do not qualify for hedge accounting.

(c) Foreign currency agreements: As of March 31, 2022, the Company was engaged in nine Euro/U.S. dollar forward agreements totaling $22,500 at an average forward rate of Euro/U.S. dollar 1.1300, expiring in monthly intervals up to December 2022.

As of December 31, 2021, the Company was engaged in six Euro/U.S. dollar forward agreements totaling $15,000 at an average forward rate of Euro/U.S. dollar 1.1668, expiring in monthly intervals up to June 2022.

The total change of forward contracts fair value for the three-month period ended March 31, 2022, was a gain of $167 (loss of $1,024 for the three-month period ended March 31, 2021) and is included in Gain / (loss) on derivative instruments, net in the accompanying consolidated statements of income. The fair value of the forward contracts as at December 31, 2021 and March 31, 2022, amounted to a liability of $406 and a liability of $238, respectively.

The Effect of Derivative Instruments for the three-month periods ended
March 31, 2021 and 2022
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain Recognized in Accumulated OCI on Derivative
	2021	2022
Interest rate swaps, cross-currency swaps and interest rate caps	$2,162	$19,484
Reclassification to Interest and finance costs	730	1,744
Total	$2,892	$21,228

Derivatives Not Designated as Hedging Instruments under ASC 815
Location of Gain / (Loss) Recognized in Income on Derivative		Amount of Gain / (Loss) Recognized in Income on Derivative
		2021	2022
Non-hedging interest rate swaps	Gain / (loss) on derivative instruments, net	$(93)	$(94)
Forward contracts	Gain / (loss) on derivative instruments, net	(1,024)	167
Total		$(1,117)	$73

The realized loss on non-hedging interest rate swaps included in “Gain / (loss) on derivative instruments, net” amounted to nil for the three-month periods ended March 31, 2021 and 2022, respectively.

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

20. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 11.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, net (included in current and non-current assets), equity method investments, equity securities, debt securities and derivative contracts (interest rate swaps, interest rate caps, cross-currency rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable and debt securities by performing ongoing credit evaluations of its customers’ and investees’ financial condition, receives charter hires in advance and generally does not require collateral for its accounts receivable.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets, except debt securities, and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of other financing arrangements with fixed interest rates discussed in Note 11.B and the term loan with fixed interest rates discussed in Note 11.A.19, the fair value of the interest rate swap agreements, the cross-currency rate swap agreements, the interest rate cap agreements and the foreign currency agreements discussed in Note 19 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there is no such data available, interest rates, yield curves and other items that allow value to be determined.

The fair value of the Company’s other financing arrangements with fixed interest rates discussed in Note 11.B and the term loan with fixed interest rates discussed in Note 11.A.19, approximate the recorded values and are estimated based on the future swap curves currently available and remaining maturities as well as taking into account the Company’s creditworthiness.

The fair value of the interest rate swap agreements, cross-currency rate swap agreements and interest rate cap agreements discussed in Note 19(a) and (b) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2021 and March 31, 2022, the fair value of these derivative instruments in aggregate amounted to a liability of $10,882 and an asset of $9,054, respectively. The fair value of the forward contracts discussed in Note 19(c) determined through Level 2 of the fair value hierarchy as at December 31, 2021 and March 31, 2022, amounted to a liability of $406 and a liability of $238, respectively.

The fair value of the Bond Loan discussed in Note 11.C determined through Level 1 of the fair value hierarchy as at March 31, 2022, amounted to $109,971.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-liability position	$(406)	$-	$(406)	$-
Interest rate swaps-liability position	(4,145)	-	(4,145)	-
Interest rate swaps-asset position	3,429	-	3,429	-
Cross-currency rate swaps-liability position	(10,166)	-	(10,166)	-
Total	$(11,288)	$-	$(11,288)	$-

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	March 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-liability position	$(238)	$-	$(238)	$-
Interest rate swaps-liability position	(105)	-	(105)	-
Interest rate swaps-asset position	17,725	-	17,725	-
Interest rate caps-asset position	1,761	-	1,761	-
Cross-currency rate swaps-liability position	(10,327)	-	(10,327)	-
Total	$8,816	$-	$8,816	$-

21. Comprehensive Income:

During the three-month period ended March 31, 2021, Other comprehensive income increased with net gains of $2,907 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $2,162), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $730) and (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($15).

During the three-month period ended March 31, 2022, Other comprehensive income increased with net gains of $21,243 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $19,484), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $1,744), (ii) and (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($15).

22. Subsequent Events:

(a)
Declaration and payment of dividends (common stock) and special dividends: On April 1, 2022, the Company declared a special dividend of $0.50 per share on its common stock and a dividend for the quarter ended March 31, 2022, of $0.115 per share on its common stock, both of which were paid on May 5, 2022, to stockholders of record of common stock as of April 19, 2022.

(b)
Declaration and payment of dividends (preferred stock Series B, Series C, Series D and Series E): On April 1, 2022, the Company declared a dividend of $0.476563 per share on its Series B Preferred Stock, a dividend of $0.531250 per share on its Series C Preferred Stock, a dividend of $0.546875 per share on its Series D Preferred Stock and a dividend of $0.554688 per share on its Series E Preferred Stock, which were all paid on April 18, 2022 to holders of record as of April 14, 2022.

(c)
New loan agreements: (i) On April 5, 2022, Adstone Marine Corp., Barlestone Marine Corp., Bilstone Marine Corp., Cromford Marine Corp., Featherstone Marine Corp., Hanslope Marine Corp., Kinsley Marine Corp., Nailstone Marine Corp., Oldstone Marine Corp., Ravestone Marine Corp., Rocester Marine Corp., Shaekerstone Marine Corp., Silkstone Marine Corp., Snarestone Marine Corp. and Sweptstone Marine Corp. signed a hunting license loan agreement with a bank for an amount of up to $120,000, in order to partly finance the acquisition of the secondhand dry bulk vessel Norma (ex. Magda) (Note 7) and of other dry bulk vessels that the Company has not identified to date. (ii) On April 21, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. signed a loan agreement with a bank for an amount of up to $40,500, in order to  refinance part of the term loan discussed in Note 11.A.28 and for corporate purposes (Note 22(e)(i)). (iii) On May 12, 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. signed a syndicated loan agreement for an amount of up to $500,000 in order to partly refinance the term loans discussed in Notes 11.A.4, 11.A.10, 11.A.11, to refinance the term loans discussed in Notes 11.A.14 and 11.A.21, to finance the acquisition cost of one vessel under a financing agreement discussed in Note 11.B.2, to finance the acquisition cost of the four vessels under the finance leases discussed Note 12 and for general corporate purposes.

COSTAMARE INC.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2021 and 2022
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(d)
Drawdowns of loan facilities: (i) On April 11, 2022, Adstone Marine Corp. drew down the amount of $10,800 related to the term loan discussed in Note 22(c)(i), in order to partly finance the acquisition of the secondhand dry bulk vessel Norma (ex. Magda) (Note 7). (ii) On April 28, 2022, Amoroto Marine Corp. Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. drew down the aggregate amount of $40,500 related to the term loan discussed in Note 22(c)(ii), in order to refinance part of the term loan discussed in Note 11.A.28 and for corporate purposes.

(e)
Loan prepayments: (i) On April 29, 2022, the Company prepaid the aggregate amount of $38,020, relating to the tranches of vessels Merida, Titan I, Uruguay and Bermondi of the term loan discussed in Note 11.A.28. (ii) On May 11, 2022, the Company prepaid the amount of $10,645, relating to the tranche of the vessel Thunder of the term loan discussed in Note 11.A.30.

(f)	Loan facility cancellation: On April 19, 2022, the Company terminated the hunting license facility agreement discussed in Note 11.A.29.

(g)	Repurchase of common stock: In May 2022, the Company repurchased 748,621 common shares for a total cost of $10,011 pursuant to the share repurchase program discussed in Note 15(a).

(h)
Vessels’ sale: On April 20, 2022, the Company entered into a Memorandum of Agreement for the sale of the dry bulk vessel Thunder (Note 7). The vessel is expected to be delivered to her new owners during the second quarter of 2022.

(i)
Termination of six shipbuilding contracts for the construction of newbuild vessels: On May 16, 2022 the Company served a notice of termination for six shipbuilding contracts which it had entered into with a shipyard for the construction of two container vessels of 12,690 TEU each (Note 7) and four container vessels of 15,000 each (Note 7).